BB 10/1

04013242

9-29

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SEP 2 3 2004 WASH, D.C. 185 SECTION

SEC FILE NUMBER
8- 29868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2003 (MM/DD/YY) AND ENDING JUNE 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Equities Securities, CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 BOTELHO DRIVE, SUITE 300
(No. and Street)

WALNUT CREEK, CA 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK S. CARTER (925) 945-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

F. T. ANDREWS & CO.
(Name – *if individual, state last, first, middle name*)

100 PRINGLE AVENUE, SUITE 600, WALNUT CREEK, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 4 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK S. CARTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUOIA EQUITIES SECURITIES CORPORATION, as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title

Notary Public

MELINDA L. PEDERSEN
Commission # 1454202
Notary Public - California
Contra Costa County
My Comm. Expires Jan 1, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital. **(AMENDED)**
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEQUOIA EQUITIES
SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2004
(AMENDED)

Net capital:			
Total stockholders' equity			$ 7,761
Deduct stockholders' equity not allowable for net capital			0
Total stockholders' equity qualified for net capital			7,761
Add:			
A.	Subordinated borrowings		0
B.	Other (deductions) or allowable credits		0
Total capital and allowable subordinated borrowings			7,761
Deductions and/or charges:			
A.	Non-allowable assets	$ 930	
B.	Secured demand note deficiency	0	
C.	Commodity futures contracts and spot commodities proprietary capital charges	0	
D.	Other deductions and/or charges	0	
Net capital before haircuts on securities positions			$ 6,831
Haircuts on securities:			
A.	Contractual securities commitments	0	
B.	Securities collateralizing secured demand notes	0	
C.	Trading and investment securities	0	
D.	Undue concentrations	0	
E.	Other	0	0
Net capital			$ 6,831
Aggregate indebtedness:			
Items included in statement of financial condition			$ 5,605
Items not included in statement of financial condition			0
Total aggregate indebtedness			$ 5,605

SEQUOIA EQUITIES
SECURITIES CORPORATION

SCHEDULE I, (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2004
(AMENDED)

Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6.67% of aggregate indebtedness or minimum dollar net capital requirement of $5,000)	$ 5,000
Excess net capital	$ 1,831
Excess net capital at 1000%	$ 6,270
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of June 30, 2004:	
Net capital as reported in Company's Part IIA (Unaudited) FOCUS report	$ 7,761
Audit adjustments (Note A)	(930)
Net capital per above	$ 6,831

Note A:
The audit adjustment represents excess commission paid in error.
The commission is receivable to Sequoia Equities Securities Inc.